                                                           May 8, 2012

VIA EDGAR AND BY HAND

Ms. Sonia G. Barros
Ms. Stacie D. Gorman
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

  RE:
  Western Asset Mortgage Capital Corporation
  Registration Statement on Form S-11 (File No. 333-159962)

Dear Ms. Barros and Ms. Gorman:

        On behalf of Western Asset Mortgage Capital Corporation, a Delaware corporation (the "Company"), enclosed please find a copy of Amendment No. 10 to the above-referenced Registration Statement (the "Registration Statement"), as filed with the Securities and Exchange Commission (the "Commission") on the date hereof, marked to show changes from Amendment No. 9 to the Registration Statement filed with the Commission on April 30, 2012.

        The changes reflected in the Registration Statement include those made in response to the comments (the "Comments") of the staff of the Commission (the "Staff") set forth in the Staff's letter dated May 4, 2012. The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

        Set forth below are the Comments and each of the Company's responses thereto. All references to page numbers and captions correspond to the page numbers in the preliminary prospectus included in the Registration Statement.

Summary, page 1

Concurrent private placements, page 16

1.
We note that you intend to pay your placement agent a fee in connection with the private placement of your units. Please disclose the amount of the fee.

        The Company has revised the disclosure on pages 16, 23, 61, 63, 74 and 174 to disclose the amount of the placement agent fee.

Risk Factors, page 26

For as long as we are an emerging growth company ..., page 50

2.
We note your disclosure that you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. In addition, we note that you may take advantage of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please revise your prospectus to provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

        The Company has revised the disclosure on pages 22, 50 and 72 in response to the Staff's Comment.

Exhibits

3.
We note that you filed an unexecuted version of your articles of amendment and restatement as exhibit 3.1. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

        The Company respectfully advises the Staff that it has filed the executed version of its articles of amendment and restatement as exhibit 3.1 on the date hereof.

*********

        Please contact the undersigned at (212) 735-3202 should you require further information or have any questions.

Very truly yours,
/s/ Yasmeena F. Chaudry Yasmeena F. Chaudry
cc:
Charles A. Ruys de Perez
Western Asset Mortgage Capital Corporation
c/o Western Asset Management Company
385 East Colorado Boulevard
Pasadena, California 91101

Yolanda Crittendon, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Jay L. Bernstein, Esq.
Andrew S. Epstein, Esq.
Clifford Chance US LLP
31 West 52 Street
New York, New York 10019